"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

SUPPL

Orkla ASA – Sale of own holding in ORK03

Orkla ASA has sold NOK 350 million of its treasury holding of 6.54% Orkla 03/13, ISIN NO 10177538 (ORK 03). After this transaction, the outstanding volume in the market is NOK 900 million, whereas NOK 600 million is held in Orkla's treasury.

Orkla ASA,
Oslo, 18 May 2009

Contacts:
Rune Helland, SVP Investor Relations, tel: 22 2254 4411
Geir Solli, SVP Finance, Tel: +47 995 42789

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